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                                                                    EXHIBIT 10.1

                       ASHANTI GOLDFIELDS COMPANY LIMITED
                           CERTIFICATION PURSUANT TO
                            18 U.S.C. SECTION 1350,
                             AS ADOPTED PURSUANT TO
                 SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Ashanti Goldfields Company Limited (the "Company") on Form 20-F for the period ending December 31, 2002, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), the undersigned hereby certify that to the best of our knowledge:

1. The report fully complies with the requirements of Section 13(a) of the Securities Exchange Act of 1934; and

2. The information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company.


Date: June 17, 2003                        /S/ Sam Esson Jonah
                                           -------------------------------------
                                           Name: Sam Jonah
                                           Title: Chief Executive Officer


Date: June 17, 2003                        /S/ S. Venkatakrishnan
                                           -------------------------------------
                                           Name: S. Venkatakrishnan
                                           Title: Chief Financial Officer

A signed original of this written statement required by Section 906 has been provided to the company secretary of Ashanti Goldfields Company Limited and will be retained by the company secretary and furnished to the Securities and Exchange Commission or its staff upon request.

In accordance with the interim guidance for Section 906 certification issued by the United States Securities and Exchange Commission on March 21, 2003 in Release No. 33-8212, this certification will not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, or otherwise subject to the liability of that section. Such certification will not be deemed to be incorporated by reference into any filing under the Securities Act of 1933 or the Securities Exchange Act of 1934, except to the extent that the Company specifically incorporates it by reference.